Exhibit 99.2
Management’s Discussion and Analysis
For the year ended December 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the year ended December 31, 2007 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Information included in this MD&A and the audited Consolidated Financial Statements has been presented in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), unless otherwise stated. The effect of significant differences between Canadian GAAP and United States GAAP is disclosed in Note 16 of the Consolidated Financial Statements.
This MD&A contains forward-looking statements, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning such matters under the heading “Advisories” in this document.
In this document “funds flow from operations”, “funds flow from operations per share — diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
This MD&A is dated March 12, 2008. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively invest in and enter into joint ventures for higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp.(“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy and also holds investments in the securities of MEG Energy Corp. (“MEG Energy”) as part of its portfolio of Strategic Investments.
Paramount has defined its continuing operations into three business segments, established by management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.
Paramount’s Principal Properties are divided into four Corporate Operating Units (“COU’s”) as follows:
•	Kaybob consisting of properties in West Central Alberta;

•	Grande Prairie consisting of properties in Central Alberta;

•	Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•	Southern consisting of properties in Southern Alberta, Saskatchewan, as well as Montana and North Dakota in the United States.

Paramount Resources Ltd. | 2007	1

Strategic Investments include investments in other entities, including affiliates, development stage properties and assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.
The Corporate segment is comprised of income and expense items, including general and administrative expense, interest expense and taxes that have not been specifically allocated to Principal Properties or Strategic Investments.
     Highlights

Years ended December 31	2007	2006	2005
($ millions, except as noted)
Financial
Funds flow from operations	100.5	171.6	252.5
per share — diluted ($/share)	1.42	2.53	3.89

Net earnings (loss)	416.2	(17.8)	(63.9)
per share — basic ($/share)	5.94	(0.26)	(0.99)
per share — diluted ($/share)	5.89	(0.26)	(0.99)

Petroleum and natural gas sales	283.4	312.6	482.7

Total assets	1,299.8	1,419.0	1,111.5

Long-term debt	134.6	508.8	353.9

Net debt	15.9	593.4	428.7

Operational

Sales volumes
Natural gas (MMcf/d)	78.8	81.6	122.6
Oil and NGLs (Bbl/d)	3,536	3,653	4,452
Total (Boe/d)	16,669	17,256	24,888

Average realized price
Natural gas ($/Mcf)	6.77	7.66	8.61
Oil and NGLs ($/Bbl)	68.74	63.27	60.01

Wells drilled (net)	108	231	172

Paramount Resources Ltd. | 2007	2

2007 Significant Events
Strategic Investments
•	Successfully completed the spinout of MGM Energy on January 12, 2007.

•	Sold the Company’s investment in North American Oil Sands Corporation, (“North American”) during the second quarter for $682.4 million resulting in a before tax gain of $528.6 million.

•	Sold the Company’s oil sands leases and natural gas rights in the Surmont area of Alberta (“the Surmont Assets”) during the second quarter for $301.7 million resulting in a before tax gain of $271.0 million. Proceeds included $151.7 million in common shares of the purchaser, MEG Energy.

•	Invested $9.0 million in 3.3 million common shares of MGM Energy pursuant to a public offering by MGM Energy. Following the offering, Paramount’s ownership interest in MGM Energy was 16.7 percent.

•	Invested $14.2 million in 2.1 million units of Trilogy through open market purchases and participated in Trilogy’s distribution reinvestment plan, acquiring an additional 0.6 million units, increasing Paramount’s equity ownership from 16.2 percent to 18.8 percent at December 31, 2007.

•	Completed the construction and commissioning of two drilling rigs, now in service for Paramount’s North Dakota oil drilling program.
Principal Properties
•	Drilled five oil wells by December 31, 2007 in North Dakota.
•	Received regulatory approval for waterflood and commenced Good Production Practice at Crooked Creek in Grande Prairie.
Corporate
•	Applied a portion of the proceeds from asset dispositions to reduce year end net debt to $15.9 million, $577.5 million lower than net debt at December 31, 2006.
•	Purchased 3.3 million Common Shares for cancellation under Paramount’s Normal Course Issuer Bid (“NCIB”) program for $54.9 million.
•	Reduced annual interest expense by $2.2 million and generated interest income of $8.9 million.

Paramount Resources Ltd. | 2007	3

Funds Flow From Operations
The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

($ millions)	2007	2006

Cash flow from operating activities	98.7	182.4
Change in non-cash working capital	1.8	(10.8)

Funds flow from operations	100.5	171.6

Funds flow from operations per BOE	16.52	27.25

Paramount’s funds flow from operations decreased by 41 percent in 2007 to $100.5 million from $171.6 million in 2006. This decrease was primarily due to:
•	Lower realized gains on financial forward commodity contracts;

•	Lower revenue as a result of lower realized natural gas prices and lower product sales volumes;

•	Lower distributions from Paramount’s investment in Trilogy; and

•	Higher operating expenses.
These decreases were partially offset by:
•	Increased other income; and
•	Lower cash stock-based compensation payments.
The variances in funds flow from operations between 2006 and 2007 are summarized as follows:

$ millions
2006 Funds Flow From Operations	171.6
Favourable (unfavourable) variance

Petroleum and natural gas sales	(29.2)
Realized gain on financial commodity contracts	(30.2)
Royalties	5.3
Operating and transportation expense	(13.2)
General and administrative expense	(4.3)
Stock-based compensation expense	13.3
Interest expense	2.2
Distributions from equity investments	(21.0)
Other income	15.1
Other	(9.1)

Total variance	(71.1)

2007 Funds Flow From Operations	100.5

The 2006 funds flow from operations of $171.6 million was $80.9 million lower than funds flow from operations of $252.5 million in 2005. Significant items contributing to the decrease included $59.8 million attributable to the spin-out of properties to Trilogy, and $75.4 million related to natural gas price and volume decreases. These decreases were partially offset by increased realized gains on financial instruments of $54.2 million and lower royalty expenses of $18.0 million.

Paramount Resources Ltd. | 2007	4

Net Earnings (Loss)
Paramount’s net earnings increased in 2007 to $416.2 million from a net loss of $17.8 million in 2006. The increase in net earnings was primarily due to:
•	Higher income from equity investments, including the gain on sale of North American shares of $528.6 million;

•	Higher gains on sale of property, plant and equipment, including the gain on sale of the Surmont Assets of $271.0 million;

•	Increased investment and other income; and

•	Unrealized foreign exchange gains.
These changes were partially offset by:
•	A higher future income tax provision;
•	A higher write-down of petroleum and natural gas properties;
•	Unrealized losses on financial instruments in 2007 versus unrealized gains on financial instruments in 2006; and
•	Higher dry hole expense.
The variances in net earnings (loss) between 2006 and 2007 are summarized as follow:

$ millions
2006 Net Loss	(17.8)
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	(71.1)
Unrealized gain (loss) on financial commodity contracts	(48.1)
Stock-based compensation – non cash portion	(3.0)
Depletion, depreciation and accretion	22.2
Exploration	7.5
Dry hole	(34.1)
Gain on sale of property, plant and equipment	282.6
Income from equity investments	395.6
Write-down of petroleum and natural gas properties and goodwill	(90.1)
Unrealized foreign exchange	27.6
Future income tax	(93.9)
Other	38.8

Total variance	434.0

2007 Net Earnings	416.2

Paramount’s 2006 net loss decreased to $17.8 million from a net loss of $63.9 million in 2005. This change was primarily due to higher income from equity investments, which included dilution gains totalling $129.7 million, lower non-cash stock based compensation expense, and higher unrealized gains on financial instruments. These increases were partially offset by lower product sales revenues and a higher write-down of petroleum and natural gas properties in 2006 compared to 2005.

Paramount Resources Ltd. | 2007	5

Principal Properties
Netbacks and Segment Loss

($ millions)	2007	2006

Revenue	283.4	312.6
Royalties	(42.7)	(48.0)
Operating expenses	(83.3)	(71.9)
Transportation expenses	(15.9)	(14.2)

Netback excluding realized financial commodity contracts	141.5	178.5
Realized gain on financial commodity contracts	12.0	42.2

Netback including realized gain on commodity contracts	153.5	220.7
Other Principal Property items (see below)	(445.0)	(363.6)

Segment loss	(291.5)	(142.9)

Revenue

($ millions)	2007	2006	% change

Natural gas sales	194.7	228.3	(15)
Oil and NGLs sales	88.7	84.3	5

Total	283.4	312.6	(9)

Revenue from natural gas, oil and NGLs sales in 2007 was $283.4 million, down nine percent from 2006 due primarily to the impact of lower realized natural gas prices and sales volumes, partially offset by higher realized oil and NGLs prices.
The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the year ended December 31, 2007 are as follows:

($ millions)	Natural gas	Oil and NGLs	Total

Year ended December 31, 2006	228.3	84.3	312.6
Effect of changes in prices	(25.8)	7.2	(18.6)
Effect of changes in sales volumes	(7.8)	(2.8)	(10.6)

Year ended December 31, 2007	194.7	88.7	283.4

Paramount Resources Ltd. | 2007	6

Sales Volumes

	2007			2006			Change
		Oil			Oil			Oil
	Natural	and		Natural	and		Natural	and
	Gas	NGLs	Total	Gas	NGLs	Total	Gas	NGLs	Total

	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d
Kaybob	22.3	533	4,245	15.3	456	2,999	7.0	77	1,246
Grande Prairie	11.2	765	2,640	15.0	678	3,180	(3.8)	87	(540)
Northern	25.7	865	5,151	33.7	1,088	6,714	(8.0)	(223)	(1,563)
Southern	18.1	1,369	4,389	15.2	1,426	3,962	2.9	(57)	427
Other	1.5	4	244	2.4	5	401	(0.9)	(2)	(157)

	78.8	3,536	16,669	81.6	3,653	17,256	(2.8)	(118)	(587)

Average daily natural gas sales volumes decreased to 78.8 MMcf/d in 2007 compared to 81.6 MMcf/d in 2006. The decrease was primarily a result of production declines in Northern at Bistcho and the shut-in of the Maxhamish facility in October 2007, and normal production declines in Grande Prairie at Mirage. These decreases were partially offset by increases in daily natural gas sales volumes as a result of drilling and tie-in activities from Paramount’s 2007 capital program, primarily at Musreau and Resthaven in Kaybob and Chain in Southern.
Average daily crude oil and NGLs sales volumes decreased to 3,536 Bbl/d in 2007 compared to 3,653 Bbl/d in 2006, primarily as a result of declines in Cameron Hills oil production in Northern, partially offset by new production in Grande Prairie and Kaybob. Oil production increased in Southern in the fourth quarter of 2007 as new wells in North Dakota were bought on production.
Paramount’s original 2007 annual production outlook was 21,000 Boe/d and actual production was 16,669 Boe/d. The reduction from budget was due to several factors including: weather delays in Southern and Kaybob, lower production than expected in Kaybob, non-core property and facility disposals, equipment and other facility issues, and delays in rig arrival and commissioning in Southern.
Commodity Prices
Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	2007	2006	% change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	6.86	7.22	(5)
AECO (Cdn$/GJ)	6.27	6.62	(5)

Crude Oil
West Texas Intermediate (US$/Bbl)	72.34	66.25	9
Edmonton Par (Cdn$/Bbl)	77.02	73.34	5

Foreign Exchange
Cdn$/1US$	1.07	1.13	(5)

Paramount Resources Ltd. | 2007	7

Average Realized Prices

	2007	2006	% change

Natural gas ($/Mcf)	6.77	7.66	(12)
Oil and NGLs ($/Bbl)	68.74	63.27	9

Total ($/Boe)	46.59	49.63	(6)

Paramount’s average realized natural gas price for 2007, before realized gains on financial commodity contracts, decreased to $6.77/Mcf compared to $7.66/Mcf in 2006. Paramount’s average realized natural gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets. Paramount’s natural gas production is sold in a combination of daily and monthly contracts.
Paramount’s average realized oil and NGLs price for 2007, before realized losses on financial commodity contracts, increased to $68.74/Bbl compared to $63.27/Bbl in 2006. Paramount’s Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials.  Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.
Commodity Price Management
Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. Financial instruments are limited to production periods of no longer than 12 months and a cumulative maximum of 50 percent of Paramount’s forecast production on a barrel of oil equivalent basis over the term of the instrument.
Paramount’s outstanding financial and physical contracts are disclosed in the Consolidated Financial Statements in Note 11 — Financial Instruments. Paramount has not designated any of the financial instrument contacts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.
The realized and unrealized gain (loss) on financial forward commodity contracts are as follows:

($ millions, except as noted)	2007	2006

Realized gain	12.0	42.2
Unrealized gain (loss)	(25.2)	22.9

Total gain (loss)	(13.2)	65.1

Realized gain ($/Boe)	1.98	6.70
Unrealized gain (loss) ($/Boe)	(4.14)	3.63

Total gain (loss) ($/Boe)	(2.16)	10.33

Paramount used floating to fixed natural gas price swaps to fix the sales price of natural gas from January to March of 2007 resulting in realized gains of $15.2 million. Paramount used a series of floating to fixed swaps to reduce oil price volatility resulting in realized losses of $3.2 million during 2007. Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.

Paramount Resources Ltd. | 2007	8

Royalties

($ millions, except as noted)	2007	2006	% change

Natural gas	27.3	32.7	(17)
Oil and NGLs	15.4	15.3	1

Total	42.7	48.0	(11)

$/Boe	7.02	7.62	(8)
Royalty rate (%)	15.1	15.4	(2)

Royalties decreased 11 percent to $42.7 million in 2007 compared to $48.0 million in 2006, primarily as a result of decreases in Paramount’s revenue. The 2007 royalty expense included the impact of allowable deductions for operating and capital costs for royalty purposes on frontier lands in the Northwest Territories and lower deep gas royalty holidays in Kaybob.
The impact of changes in revenue and royalty rates on royalty expense for the year ended December 31, 2007 is as follows:

($ millions)	Total

Year ended December 31, 2006	48.0
Effect of changes in revenue	(4.4)
Effect of changes in royalty rates	(0.9)

Year ended December 31, 2007	42.7

Operating Expense

($ millions, except as noted)	2007	2006	% change

Operating expense	83.3	71.9	16
$ / Boe	13.70	11.42	20
Operating expenses increased 16 percent to $83.3 million in 2007 compared to $71.9 million in 2006, primarily as a result of higher plant equalization and turnaround costs in Northern and higher costs in Kaybob associated with production increases. General increases in the costs of goods and services, combined with an increased level of maintenance activities and workovers also contributed to the current year increase.
Transportation Expense

($ millions, except as noted)	2007	2006	% change

Transportation expense	15.9	14.2	12
$ / Boe	2.61	2.25	16
Transportation expense increased to $15.9 million in 2007 compared to $14.2 million in 2006, primarily as a result of increased transportation costs associated with Kaybob volumes and higher pipeline tariffs.

Paramount Resources Ltd. | 2007	9

Netbacks
The following table shows Paramount’s reported netbacks by product type for 2007 and 2006:

	2007	2006

Natural gas ($/Mcf)
Revenue	6.77	7.66
Royalties	0.95	1.10
Operating expenses	2.37	1.93
Transportation	0.52	0.41

Netback excluding realized financial commodity contracts	2.93	4.22
Realized gain on natural gas financial commodity contracts	0.53	1.45

Netback including realized gain on commodity contracts	3.46	5.67

Conventional oil ($/Bbl)
Revenue	68.85	63.65
Royalties	11.99	9.80
Operating expenses	12.19	10.71
Transportation	0.50	1.42

Netback excluding realized financial commodity contracts	44.17	41.72
Realized loss on crude oil financial commodity contracts	(3.16)	(1.12)

Netback including realized loss on financial commodity contracts	41.01	40.60

Natural gas liquids ($/Bbl)
Revenue	68.33	62.01
Royalties	11.62	16.86
Operating expenses	9.85	10.72
Transportation	1.10	1.76

Netback	45.76	32.67

All products ($/Boe)
Revenue	46.59	49.63
Royalties	7.02	7.62
Operating expenses	13.70	11.42
Transportation	2.61	2.25

Netback excluding realized financial commodity contracts	23.26	28.34
Realized gain on financial commodity contracts	1.98	6.70

Netback including realized gain on financial commodity contracts	25.24	35.04

Paramount Resources Ltd. | 2007	10

Other Principal Property Items

	2007	2006

Depreciation, depletion, and accretion	133.1	156.2
Exploration expense	6.2	15.0
Dry hole expense	27.7	24.1
Write-down of petroleum and natural gas properties	272.0	183.8
Write-down of goodwill	2.0	—
Gain on sale of property plant and equipment	(13.7)	(1.9)
Unrealized gain (loss) on commodity contracts and other expenses	23.0	(13.6)
Other income	(5.3)	—

Total	445.0	363.6

Depletion, depreciation and accretion expense (“DD&A expense”) decreased to $133.1 million or $21.88/Boe in 2007 compared to $156.2 million or $24.80/Boe in 2006. The decrease in DD&A expense is primarily the result of lower per unit depletion rates. The per Boe DD&A expense rate for 2007 decreased 12%, related to property write-downs at December 31, 2006 and at September 30, 2007, which reduce the balance subject to depletion.
Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. The decrease in 2007 is consistent with Paramount’s lower capital spending and includes lower seismic expenditures in Grande Prairie and Kaybob.
Dry hole expense was $27.7 million for 2007 compared to $24.1 million in 2006. The 2007 dry hole expense related primarily to unsuccessful wells in Northern.
During 2007, the Company recognized a write-down of petroleum and natural gas properties of $272.0 million, of which $79.6 million was recorded in the third quarter. The write-down related primarily to natural gas properties in Kaybob, Northern, and Grande Prairie. The write-down within Kaybob was a result of technical revisions to previously recognized reserves and development costs exceeding the present value of reserves found. At Northern, the write-down was primarily the result of shutting in the Maxhamish area because of low gas prices and high costs in West Liard. Within Grande Prairie the write-down was focused on natural gas producing areas primarily at Ante Creek. Paramount also recorded an impairment provision of $8.0 million related to equipment inventory purchased over the last two drilling seasons that is now surplus to the Company.
The gain on sale of property, plant and equipment includes gains on non-core Principal Properties of $12.7 million as the Company continues to divest properties and assets that are not considered strategic.
Other income includes a royalty refund of $4.3 million (“Royalty Refund”) related to the confirmation of the inclusion of certain wells for a reduced royalty rate and calculating the impact of the rate change on historic royalty estimates.

Paramount Resources Ltd. | 2007	11

Strategic Investments

($ millions)	2007	2006

Income from equity investments	548.8	154.5
Gain on sale of property, plant and equipment	270.8	—
General and administrative	(4.5)	(1.0)
Stock based compensation	(0.9)	—
Depreciation	(0.9)	—
Exploration	(3.8)	(2.8)
Dry hole	(39.8)	(9.4)
Non-controlling interest	10.9	—

Segment Earnings	780.6	141.3

Strategic Investments at December 31, 2007 include the following:
•	equity investments in Trilogy and MGM Energy;

•	oil sands investments, including shares in MEG Energy and carbonate bitumen holdings; and

•	drilling rigs in the United States operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).
Income from equity investments includes a $528.6 million gain on sale of Paramount’s investment in North American shares. This gain is net of expenses, including a bonus of 150,000 Common Shares of Paramount paid to the chairman and CEO of Paramount under the Company’s stock incentive plan. Income from equity investments also includes net dilution gains of $23.1 million and net equity losses of $1.7 million. Prior year equity earnings include dilution gains of $111.3 million related to North American and $18.4 million related to Trilogy.
The gain on sale of property, plant and equipment primarily relates to the Surmont Assets. Total proceeds included $75.0 million cash, a $75.0 million interest bearing note receivable (the “MEG Note”) and common shares of MEG Energy valued at $151.7 million. The MEG Note is secured by certain of MEG Energy’s assets and was repaid subsequent to December 31, 2007.
MEG Energy is a private Canadian energy company focused on oil sands development in the Athabasca region of Alberta. MEG owns a reported 100 percent working interest in over 750 square miles of oil sands leases with its reported principal asset being 80 contiguous square miles of oil sands leases in Christina Lake.
Paramount Drilling conducts its drilling operations with two drilling rigs that were constructed during 2006 and 2007. The drilling operations commenced during the second half of 2007 after rig delivery and commissioning were completed. Depreciation consists of drilling rig depreciation.
General and administrative expense and stock-based compensation for 2007 were incurred primarily by MGM Energy, when MGM Energy was consolidated by Paramount. Other general and administrative and stock-based compensation related to Paramount Drilling.
Dry hole and exploration expenses for 2007 related to MGM Energy’s 2006/2007 winter drilling program, when MGM Energy was consolidated by Paramount and for the period to January 12, 2007 when the MGM Energy properties were owned by Paramount.

Paramount Resources Ltd. | 2007	12

Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy’s common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. As a result of the May 30, 2007 issuance of common shares by MGM Energy, Paramount’s ownership of MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out, the Mackenzie Delta and other Northern assets were owned by Paramount and included in the Strategic Investment segment.
Corporate

($ millions)	2007	2006

General and administrative	31.1	30.4
Stock-based compensation	(14.6)	(3.4)
Interest and financing charges	32.1	34.3
Debt extinguishment	11.1	—
Foreign exchange (gain) loss	(20.0)	5.3
Other income	(10.1)	(0.4)

Corporate costs	29.6	66.2

Corporate segment net costs totalled $29.6 million in 2007 compared to net costs of $66.2 million in 2006. The reduced costs were associated with foreign exchange gains and a higher stock-based compensation recovery. Paramount’s general and administrative expenses increased primarily due to lower recoveries from Trilogy and increased compensation costs.
Interest and financing charges for 2007 were $32.1 million compared to $34.3 million in 2006, as Paramount had lower average debt levels in 2007 following the repayment of US$225.4 million of long-term debt, Paramount’s short-term facility, and the credit facility mid-way through 2007. Paramount expensed $11.1 million in connection with the Term Loan B facility (“TLB”) extinguishment and US Senior Notes purchases. Included in the foreign exchange gain in 2007 is a gain on US dollar denominated debt of $48.3 million, offset by losses on foreign exchange collars of $22.0 million. Paramount uses foreign exchange collars to offset volatility caused by foreign exchange changes associated with US dollar denominated debt. The prior year foreign exchange loss of $5.3 million was related to foreign exchange losses on US dollar denominated debt partially offset by an unrealized gain of $4.5 million on a foreign exchange collar.
Other income includes interest income earned on Paramount’s short-term investments including the MEG Note.

Paramount Resources Ltd. | 2007	13

Capital Expenditures

($ millions)	2007	2006

Geological and geophysical	4.3	9.1
Drilling and completions	158.1	257.2
Production equipment and facilities	104.4	120.2

Exploration and development expenditures	266.8	386.5
Land	13.5	34.1
Property acquisitions	0.4	15.8
Cash proceeds on property dispositions	(28.1)	(7.2)

Principal Properties	252.6	429.2
Strategic Investments	54.2	92.0
Cash proceeds on disposal of Strategic Investments	(78.7)	—
Corporate	1.8	0.4

Net capital expenditures	229.9	521.6

During 2007, exploration and development expenditures totalled $266.8 million compared to $386.5 million in 2006. Paramount’s 2007 capital budget was $300 million, consisting of $265 million for exploration and development expenditures, excluding land acquisitions and $35 million for oil sands projects. Exploration and development expenditures were $266.8 million or $1.8 million higher than budgeted. Variations from budget included decreases in Southern due primarily to drilling rig delays offset by overspending in Grande Prairie related to additional costs associated with the 2006/2007 winter drilling program.
Strategic Investment capital expenditures for 2007 totalled $54.2 million and include $35.3 million in the Mackenzie Delta area, of which $30.1 million was expended by MGM Energy while it was consolidated by Paramount, and $16.7 million for the Surmont Assets prior to disposal. Prior year expenditures include $56.5 million related to properties transferred to North American and $19.8 million for drilling rigs. Paramount’s other oil sands project spending was $18 million in 2007, a decrease of $17 million from budget, due primarily to the mid-year disposal of the Surmont Assets and the postponement of other oil sands projects.
Wells drilled for the past three years are as follows:

(wells drilled)	2007		2006		2005
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	87	52	235	147	273	139
Oil	22	9	20	10	18	9
Heavy oil and oil sands evaluation	46	44	124	62	35	14
Dry & Abandoned (3)	4	3	19	12	15	10

Total	159	108	398	231	341	172

(1)	Gross wells is the number of wells that Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	Net wells is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3)	Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.

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Liquidity and Capital Resources

($ millions)	2007	2006	Change

Working capital deficit (surplus)	(120.6)	84.3	204.9
Credit facility	—	85.1	(85.1)
Term loan B facility(2)	—	174.8	(174.8)
US Senior Notes (2)	136.5	248.9	(112.4)
Stock-based compensation liability (1)	—	0.3	0.3

Net debt (1) (2)	15.9	593.4	(577.5)

Share capital	313.8	341.1	(27.3)
Contributed surplus	1.4	—	1.4
Retained earnings	593.5	222.7	370.8

Total	924.6	1,157.2	(232.6)

(1)	Paramount has excluded the stock-based compensation liability related to Paramount Options for 2006 as it was Paramount’s practice to decline optionholders requests for cash payments, thereby necessitating optionholders to exercise their vested Paramount Options from August 2005 to June 2007.

(2)	Excludes unamortized financing charges.
Working Capital
Paramount’s working capital surplus position at December 31, 2007 was $120.6 million compared to a deficit of $84.3 million at December 31, 2006. Included in working capital as of December 31, 2007 was $83.3 million in cash and cash equivalents and $95.7 million in short-term investments, including the MEG Note. The increase in working capital is primarily the result of the disposition of certain Strategic Investments and non-core Principal Properties during the year for total proceeds of in excess of $1.0 billion. In March 2007, Paramount closed a six month $100 million short-term facility that was repaid and cancelled on June 29, 2007.
Paramount expects to finance its 2008 operations, contractual obligations, and budgeted capital expenditures from its existing working capital surplus, funds flow from operations, and from available borrowing capacity, if required. Paramount may use its funds and available credit to add to its portfolio of Strategic Investments or for other purposes.
Bank Credit Facility
At December 31, 2007, Paramount’s credit agreement had a $170 million gross borrowing base with a net borrowing base of $155 million. At Paramount’s request, the banking syndicate has provided aggregate commitments to lend up to $125 million. As of December 31, 2007, no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totalling $15.5 million that reduce the amount available to the Company under the credit facility.
US Senior Notes
During the third quarter of 2007, Paramount made open market purchases of US$75.4 million principal amount of its 8.5% US Senior Notes, reducing the net principal outstanding to US$138.2 million (CAD$ 136.5 million) at December 31, 2007. Paramount may re-market the purchased debt at its discretion.
Term Loan B Facility
On July 3, 2007, Paramount repaid the entire principal outstanding of its US$150 million TLB Facility. The TLB Facility is no longer available to the Company.

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Share Capital
The Company received regulatory approval for a NCIB ending on May 6, 2008. Under the NCIB, the Company was permitted to purchase up to 3,298,526 of its Common Shares for cancellation. Effective December 19, 2007, Paramount received regulatory approval for an amendment to the NCIB which increased the number of shares available for purchase to 3,546,859. To December 31, 2007, Paramount purchased and cancelled 3,298,526 Common Shares for $54.9 million.
At March 10, 2008, Paramount had 67,686,374 Common Shares outstanding, 6,206,750 Stock Options (with each entitling the holder to acquire one Common Share) outstanding (872,850 exercisable) and 300,625 Holdco options outstanding (226,125 exercisable).
Contractual Obligations
Paramount had the following contractual obligations as at December 31, 2007:

($ millions)	2008	2009-2010	2011-2013	After 2013	Total

US Senior Notes, including interest	11.7	23.4	167.4	—	202.5
Asset retirement obligations	1.6	1.7	46.0	172.0	221.3
Pipeline transportation commitments (1)	14.2	23.8	25.9	43.4	107.3
Capital and drilling spending commitment	4.8	—	—	—	4.8
Operating leases	3.2	5.4	3.0	—	11.6

Total	35.5	54.3	242.3	215.4	547.5

(1)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.8 million at December 31, 2007.
Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.
Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for a significant portion of its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.
Paramount, as the original lessee, has committed to discharge MGM Energy’s office lease payment should MGM Energy not fulfill its lease obligation.

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Quarterly Information

	2007				2006
($ millions, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Funds flow from operations	18.0	21.7	18.0	42.8	26.1	37.3	65.8	42.4
per share — diluted ($/share)	0.26	0.31	0.25	0.60	0.38	0.54	0.95	0.63

Petroleum and natural gas sales	61.8	61.9	80.9	78.8	73.1	77.9	73.7	87.9

Net earnings (loss)	(156.5)	(82.2)	671.0	(16.1)	(159.6)	22.2	111.9	7.8
per share — basic ($/share)	(2.29)	(1.17)	9.46	(0.23)	(2.32)	0.33	1.65	0.12
per share — diluted ($/share)	(2.29)	(1.17)	9.34	(0.23)	(2.32)	0.32	1.61	0.12

Sales volumes
Natural gas (MMcf/d)	67.6	73.5	89.5	84.8	79.0	81.4	83.2	82.9
Oil and NGLs (Bbl/d)	2,984	3,977	3,561	3,636	3,937	3,901	3,423	3,339
Total (BOE/d)	14,248	16,231	18,480	17,773	17,104	17,471	17,297	17,152

Average realized price
Natural gas ($/Mcf)	6.43	5.31	7.35	7.72	7.20	7.07	6.98	9.39
Oil and NGLs ($/Bbl)	79.77	70.99	64.66	60.84	57.47	69.32	66.79	59.39

Significant Items Impacting Quarterly Results
Quarterly earnings variances include the impacts of changing production volumes and market prices.
Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.
Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.
Second quarter 2007 net earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the Surmont Assets.
First quarter 2007 net earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy’s 2006/2007 drilling program and an $18.9 million future income tax recovery.
Fourth quarter 2006 net earnings included a write-down of petroleum and natural gas properties of $182.5 million.
Third quarter 2006 net earnings included $24.2 million of financial instrument gains and a $14.7 million stock-based compensation recovery.
Second quarter 2006 net earnings included a dilution gain of $101.0 million from Trilogy and North American and dry hole expenses of $12.2 million.

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First quarter 2006 net earnings included a $28.5 million gain on financial commodity instruments and a $19.3 million stock-based compensation expense.
Fourth Quarter Review
Netback

($ millions)	2007	2006

Revenue	61.8	73.1
Royalties	(5.2)	(11.9)
Operating expenses	(21.6)	(16.1)
Transportation expenses	(3.4)	(3.4)

Netback excluding realized financial instruments	31.6	41.7
Realized (loss) gain on financial instruments – commodity contracts	(4.2)	10.2

Netback including realized (loss) gain on commodity contracts	27.4	51.9

Netback per Boe	20.92	32.98

Funds Flow from Operations

($ millions)	2007	2006

Cash flow (used in) from operating activities	(53.3)	8.6
Change in non-cash working capital	71.2	17.5

Funds flow from operations	17.9	26.1

Funds flow from operations per Boe	13.66	16.59

Paramount’s fourth quarter production of 14,248 Boe/d consisted of 67.6 MMcf/d of natural gas and 2,984 Bbl/d of oil and NGLs, generating production revenue of $61.8 million, a decrease of $11.3 million from the prior year comparable quarter. The decrease included the impact of lower sales volumes and gas prices partially offset by increased oil and NGL prices.
Fourth quarter royalties decreased to $5.2 million in 2007 compared to $11.9 million in 2006, primarily the result of lower revenues. Northern’s 2007 royalty expense was lower as a result of production declines and the impact of allowable capital expense deductions reducing the crown royalties payable on frontier lands in the Northwest Territories. Similarly, Grande Prairie’s royalty expense is lower in the current year quarter due to significant production decreases from the fourth quarter in 2006. Kaybob and Southern had moderately higher royalty expenses as production continues to grow in those areas.
Operating expenses increased in the fourth quarter of 2007 and included provisions for additional plant equalizations and increased workover expenditures. The current year quarter also includes lower processing income due to a facility shut-in in Northern.
Paramount continued to invest in Trilogy, both through purchases of 1.7 million units and by participating in Trilogy’s dividend reinvestment plan acquiring 0.6 million units. Paramount also made additional NCIB share purchases, acquiring 1.4 million Common Shares.
Included in Other Income in the quarter is the Royalty Refund of $4.3 million.

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Subsequent Events
Subsequent to December 31, 2007 Paramount:
•	Purchased US$45.0 million principal amount of US Senior Notes on the open market;

•	Paid $22.3 million to settle the outstanding foreign exchange collar and entered a new foreign exchange collar with a notional amount of US$90.0 million, a floor of CDN$1.0200/USD and ceiling of CDN$0.9821/USD expiring July 31, 2008;

•	Purchased 6,400 Paramount Common Shares for $0.1 million under the Amended NCIB;

•	Purchased 1.9 million units of Trilogy for $13.7 million and acquired 0.4 million units by participating in Trilogy’s distribution reinvestment plan;

•	Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company, representing approximately 20 percent of the outstanding common shares for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton;

•	Entered into financial commodity contracts to sell 40,000MMbtu/d of natural gas from April to October 2008 at a weighted average NYMEX price of US$9.07/MMbtu and 20,000MMbtu/d from November 2008 to March 2009 at a weighted average NYMEX price of US$9.99/MMbtu;

•	Received $75.0 million cash on repayment of the note receivable from MEG Energy; and

•	Sold non-core Northern properties for $6.4 million.
Related Party Transactions
Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and / or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. The following table summarizes the related party transactions:

	2007		2006
($ millions)	Trilogy	MGM Energy	Trilogy	MGM Energy

Services Agreement	1.1	1.0	1.9	—
Stock-based Compensation	(0.4)	(0.1)	0.7	—

	0.7	0.9	2.6	—

Included in accounts payable and accrued liabilities is $2.0 million due to a supplier for the construction of Paramount’s drilling rigs. An individual who is a part owner of the supplier is also a director of a company affiliated with Paramount.
MGM Spinout
On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

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Through the MGM Spinout:
•	Paramount’s shareholders received an aggregate of approximately 2.8 million common shares of MGM Energy (“MGM Shares”) and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•	Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•	MGM Energy became the owner of; (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and two Inuvialuit concession agreements; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount. Paramount continued to be jointly and severally liable for obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy for so long as MGM Energy was an “affiliate” of Paramount as such term was defined in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer “affiliates” as defined.
As a result of the MGM Spinout, the carrying value of Paramount’s Common Shares was reduced by $3.5 million, retained earnings were reduced by $5.9 million and future tax liability was increased by $3.3 million. The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.
Significant Equity Investees
The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized in the table below have been derived directly from the investees’ financial statements as at and for the years ended December 31, 2007 and 2006. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments. As a result, the amounts included in the table below cannot be used to directly recompute Paramount’s equity income and net investment respecting such investees.

($ millions)	Trilogy		MGM Energy
As at December 31	2007	2006	2007	2006

Current assets	$52.3	$88.4	$112.0	$—
Long term assets	875.9	994.3	205.6	—
Current liabilities	76.2	149.6	15.9	—
Long term liabilities	470.0	412.3	1.2	—
Equity	382.0	520.9	345.6	—

Years ended December 31	2007	2006	2007	2006

Revenue	304.3	417.1	3.1	—
Expenses	285.0	276.3	88.7	—
Taxes	69.1	—	(23.2)	—

Net Earnings (loss)	(49.8)	140.8	(62.3)	—

Units/shares outstanding at December 31	94,608,704	92,566,681	128,944,844	1

Paramount’s proportionate interest (1) in equity investee at December 31	18.8%	16.2%	16.7%	100%

(1)	Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations. The Company is a security holder of Trilogy and MGM Energy, just like any other security holder of Trilogy and MGM Energy, and accordingly, the fair value of the Company’s investment in Trilogy and MGM Energy is based on the value of Trilogy and MGM Energy securities held.

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Trilogy had 4.1 million trust unit options outstanding (0.2 million exercisable) at December 31, 2007 at exercise prices ranging from $6.65 to $23.95 per unit. MGM Energy had 3.1 million stock options outstanding (nil exercisable) at December 31, 2007 at exercise prices ranging from $2.42 to $5.00 per share
Outlook
Paramount’s Board has approved a 2008 exploration and development budget of $130 million, excluding land purchases, and expects 2008 annual average production of approximately 15,250 Boe/d.  The 2008 budget will focus on the development of conventional oil opportunities in North Dakota, Montana and at Crooked Creek in Alberta, natural gas opportunities in the Deep Basin at Kaybob, and maintaining coal bed methane production at Chain.
Risks and Risk Management
The exploration for and production of oil and natural gas involves a number of risks and uncertainties, including commodity pricing, industry competition, production practices, exploration uncertainty, transportation restrictions, foreign exchange rates, interest rates and government and regulatory practices.
Natural gas and oil prices are influenced by market supply and demand fundamentals as well as weather, political climate, and other events. As the majority of Paramount’s natural gas and oil sales are priced to US markets, the Canada/US dollar exchange rate also impacts revenue.
Exploration and operating uncertainty includes risks and hazards such as unusual or unexpected geological formations, high reservoir pressures, environmental damage, and other risks involved in drilling and operating wells. Drilling success is improved by using current technologies and shooting or purchasing seismic information. Paramount also attempts to minimize exploration and operating risks using prudent safety programs including insurance coverage against potential losses. Where an environmental breach occurs, fines and penalties may be incurred.
Paramount uses financial instruments in addition to fixed price physical delivery contracts with the objective of reducing exposure to the impacts of volatile commodity prices. The use of derivative instruments is limited to pre-approved policies and limits governed by Paramount’s Board of Directors. Paramount does not use financial instruments for trading or speculative purposes. Paramount is exposed to credit risk from financial instruments to the extent of non-performance by counterparties. Paramount minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and by controlling third party credit risk with credit approvals, limits on individual counterparty exposure, and monitoring procedures. Paramount sells production to a variety of purchasers under normal industry sale and payment terms. Paramount also uses long-term foreign exchange instruments to offset changes in the carrying value of US denominated debt.
Regulatory policies, royalties, and income taxes imposed by the various levels of government can be amended from time to time. Further, tax and royalty filings are subject to subsequent government audit and potential reassessments. Accordingly, the final income tax or royalty balance may differ materially from amounts recorded. Paramount attempts to ensure that it is in compliance with current regulations

Paramount Resources Ltd. | 2007	21

and can respond to changes as they occur by employing qualified personnel and engaging subject specialists as necessary.
On October 25, 2007, the Alberta Government announced a new Alberta Royalty Framework (the “Framework”) to become effective January 1, 2009. The Framework included changes to the crown royalty rates for both new and existing developments and is subject to further modifications prior to final legislation. The final impact of the Framework on Paramount’s royalties in Alberta may be material and will depend on future commodity prices and production rates, and enacted legislation and regulations.
Paramount also secures long-term transportation commitments to minimize transportation restrictions and cost volatility.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The following is a discussion of the accounting estimates that are considered critical.
     Property Plant and Equipment
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. All costs of development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending evaluation of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings. The results of drilling an exploratory well can take considerable time and judgment to determine if proved reserves have been discovered.
Ultimately, these determinations affect whether such costs are capitalized and depleted on a unit-of-production basis or are charged to earnings as dry hole expense.
     Reserve Estimates
Reserve engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas reserves. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgment of the persons preparing the estimate.
In 2007, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. The results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The estimates of reserves impact; (i) the assessment of whether or not an exploratory well has found economically producible reserves; (ii) depletion rates; and (iii) impairment assessments of oil and gas properties, all of which could have a material impact on earnings.

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     Impairment of Petroleum and Natural Gas Properties
Paramount reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. An impairment provision is recorded when the carrying value of a field exceeds its estimated expected future cash flows from proved and probable petroleum and natural gas reserves. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that additional impairment provisions will not be required in the future.
     Asset Retirement Obligations
Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.
Estimates of the associated asset retirement costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the actual payments to settle the obligations may differ materially from estimated amounts.
Recent Accounting Pronouncements
     Canadian GAAP
Effective January 1, 2008, Paramount will adopt new accounting standards for Capital Disclosures. The Company will disclose its objectives, policies and procedures for managing capital, and additional information with respect to capital compliance requirements.
Also effective January 1, 2008, Paramount will adopt new accounting standards for the Disclosure and Presentation of Financial Instruments. The Company will disclose additional information regarding the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments, and how the Company manages those risks. The new sections also establish standards for the presentation of financial instruments and non-financial derivatives.
Paramount does not anticipate that the adoption of these new standards will have an impact on the consolidated financial statements as they relate only to note disclosures.
     International Financial Reporting Standards
The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards (“IFRS”) over a transition period that is to be complete by 2011. The Company is currently assessing the impact of these new standards.

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     US GAAP
Effective for fiscal years beginning after November 15, 2007, Financial Accounting Standards Board (“FASB”) Statement 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and includes expanded disclosures about fair value measurements. Paramount will also have the option to measure certain financial instruments and other items at fair value. Paramount is currently evaluating the effects of these standards.
Disclosure Controls and Procedures
Management has assessed the effectiveness of Paramount’s disclosure controls and procedures as at December 31, 2007, and has concluded that such disclosure controls and procedures were effective as at that date.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems and controls determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Advisories
Forward-looking Statements
Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.
Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:
•	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

•	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

•	the timely receipt of required regulatory approvals;

Paramount Resources Ltd. | 2007	24

•	currency, exchange and interest rates; and

•	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
▪	the ability of Paramount’s management to execute its business plan;

▪	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

▪	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪	risks and uncertainties involving the geology of oil and gas deposits;

▪	risks inherent in Paramount’s marketing operations, including credit risk;

▪	the uncertainty of reserves estimates and reserves life;

▪	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

▪	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪	the availability of future growth prospects and Paramount’s expected financial requirements;

▪	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪	Paramount’s ability to enter into or continue leases;

▪	health, safety and environmental risks;

▪	Paramount’s ability to secure adequate product transportation and storage;

▪	imprecision in estimates of product sales and the anticipated revenues from such sales;

▪	the ability of Paramount to add production and reserves through development and exploration activities;

▪	weather conditions;

▪	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

Paramount Resources Ltd. | 2007	25

▪	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪	changes in taxation laws and regulations and the interpretation thereof;

▪	changes in environmental laws and regulations and the interpretation thereof;

▪	the cost of future abandonment activities and site restoration;

▪	the ability to obtain necessary regulatory approvals;

▪	risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪	uncertainty regarding aboriginal land claims and co-existing with local populations;

▪	loss of the services of any of Paramount’s executive officers or key employees;

▪	the impact of market competition;

▪	general economic and business conditions; and

▪	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
     Non-GAAP Measures
“Funds flow from operations” is used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations and refers to cash flows from operating activities before net changes in operating working capital. “Netback” equals petroleum and natural gas sales less royalties, operating costs and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.
     Barrels of Oil Equivalent Conversions
This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

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